Exhibit 99.6

NOMINEE HOLDER CERTIFICATION

FOR ASAT HOLDINGS LIMITED RIGHTS OFFERING

The undersigned hereby certifies that it is a broker-dealer registered with the Securities and Exchange Commission, a commercial bank or trust company, a securities depository or participant therein, or a nominee holding of record                      ordinary shares of common stock and                      American Depository Shares (“ADSs”) of ASAT Holdings Limited (the “Company”) on behalf of                      beneficial owners as of the close of business on [                    ], 2006, the record date for the rights offering described in the Prospectus dated [                    ], 2006 (the “Prospectus”). The undersigned has received a copy of the Prospectus. As stated in the Prospectus and subject to the exceptions described therein, one transferable, subject to certain exceptions, subscription right was distributed for every 1,850 ordinary shares (or 370 ADSs) of the Company held of record as of the close of business on the record date.

The undersigned, on behalf of the beneficial owners of                      subscription rights, is subscribing for              Units (as described in the Prospectus) at $50.00 per Unit pursuant to the exercise of subscription rights pursuant to the terms described in the Prospectus.

The undersigned further certifies that each subscriber for whose account the undersigned is subscribing for Units is a bona fide beneficial owner of the Company’s ordinary shares or ADSs as of the record date and that such beneficial ownership is reflected on the undersigned’s records. The undersigned agrees to provide the Company or its designee with such additional information as the Company deems reasonably necessary to verify the foregoing.

Name of Record Holder
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Date: , 2006